                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

NEIL GOLD                                          DIRECT DIAL:   (212) 318-3022
PARTNER                                            TELEPHONE:     (212) 318-3000
NGOLD@FULBRIGHT.COM                                FACSIMILE:     (212) 318-3400

October 20, 2005

VIA FEDERAL EXPRESS

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 03-05
Washington, D.C.  20549-0305

         Re:      Orckit Communications Ltd.
                  Form 20-F for the Year Ended December 31, 2004
                  File No. 000-28724
                  ------------------

Dear Mr. Spirgel:

         On behalf of Orckit Communications Ltd. (the "Company"), we hereby submit to you the Company's responses to the additional comments of the Staff set forth in its letter dated October 6, 2005 relating to the Company's Form
20-F for the year ended December 31, 2004 (the "Form 20-F").

         All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses were prepared by the Company in consultation with its independent auditors. Set forth after each italicized paragraph are the Company's responses to the Staff's comments.

                  Refer to the second paragraph of your response to comment 6, which indicates that the revenues and costs in question are parts of multiple element arrangements. Tell us the amounts of these deferred costs that are off-set against deferred revenues at each balance sheet date.

Houston o New York o Washington DC o Austin o Dallas o Los Angeles o Minneapolis o San Antonio o Hong Kong o London o Munich

Mr. Larry Spirgel
October 20, 2005

         Response:
         ---------

         Total cost of goods sold that was offset against deferred revenues as of December 31, 2004 was $38,829,000. As of December 31, 2003, there were no deferred revenues and, accordingly, no offset.

                  Clarify whether or not it is appropriate to expense these
         costs upon delivery.

         Response:
         ---------

         The Company does not believe it is appropriate to expense these costs upon product delivery since these expenses are costs of the products and, therefore, until the revenues from the sale of the corresponding products are recognized, these costs should not be expensed.

                  Explain in more detail why you do not believe that these
         deferred costs qualify as assets

         Response:
         ---------

         In standard circumstances, once the Company recognizes revenues it records the relevant revenues against cash or receivables, and transfers the relevant costs from inventories to cost of revenues. In this specific case, the
Company reached the conclusion that due to the absence of objective and reliable evidence of fair value of the undelivered element i.e., post contract services
("PCS"), as explained in the notes to the financial statements and in the prior response to comment 6, these revenues must be deferred and recognized ratably over the maintenance period, when the PCS is provided. Hence, deferral of the related cost of goods sold is appropriate. However, the Company believes that presenting such cost of goods sold as inventory (i.e., as an asset) in this specific case is incorrect, since the title to these products has passed to its customer and the only reason for deferral is due to accounting requirements. In such a case, the Company believes that the correct presentation is to offset these cost of goods sold against the corresponding deferred revenues rather than presenting these deferred costs as an asset. Such presentation indicates that the products have been delivered to the customer and the Company deferred the gross margin to be recognized in future periods. Note 9 g to the Company's financial statements discloses the components of the net amount.

                  Explain whether each of the types of costs listed in the first paragraph of your response to comment 6 are incremental and direct costs related to a specific contract or arrangement

Mr. Larry Spirgel
October 20, 2005

         Response:
         ---------

         Each of the items in the first paragraph of the Company's response to comment 6 represents the cost of goods sold and are incremental and direct costs related to products and services delivered.

                  Describe how these costs relate to the deferred multiple elements

         Response:
         ---------

         All of the costs that were deferred and offset against the deferred revenues represent cost of goods sold of the corresponding products and services
(multiple elements) of which revenues were deferred. Costs of components and subcontractors (clauses a and b in the first paragraph of the Company's response to comment 6) relate to each product component delivered, namely each module of assembled printed circuit board and chassis. All of these costs are incurred on a per unit basis. Costs of operational activity (clause c in that paragraph)
relates to costs for operational support personnel and related costs for the delivery of the products. Post Contract Services (PCS) and warranty costs
(clauses d and e in that paragraph) are support costs relating to software and hardware that are expected following the delivery of the products and need to be provided for in connection with revenue recognition. Royalties to the Israeli
OCS (clause f in that paragraph) are costs payable and provided for in connection with revenue recognition.

                  Identify which of these costs relate to sales that are
         effectively consignment sales

         Response:
         ---------

         None of the Company's sales was on consignment basis. Therefore, none of these costs related to any consignment sale.

                  Identify incurred losses that are considered an investment in the remainder of the contract as supported by the revenue allocated to the remaining deliverables being an amount greater than the fair value of those deliverables

         Response:
         ---------

         The Company has not incurred any losses with respect to any of these sales in the year ended December 31, 2004. Accordingly, none of the costs is considered an investment. In previous years, the Company did not defer any revenues and, therefore, there are no incurred losses that were considered an investment.

                  Identify those incurred costs that are contractually
         guaranteed reimbursable costs

Mr. Larry Spirgel
October 20, 2005

         Response:
         ---------

         None of the costs incurred are contractually guaranteed reimbursable costs.

                  We do not believe that Rule 5-02.6(d)(iii) is applicable to the display of these items. Consequently, the staff believes these costs and deferred revenues should not be offset unless a right of setoff exists.

         Response:
         ---------

         Rule 5-02.6 (d) (iii) was mentioned by the Company merely as an analogy. As explained above, the Company believes that deferred costs related to deferred revenues should not be viewed as an asset. As title to such products has passed to the customer (legally and contractually), the Company has netted the cost of goods sold of the products against the corresponding deferred revenues, similar to the guidance Rule 5-02.6 (d) (iii) sets forth in connection with other circumstances.

         The Company believes that the proper accounting treatment is to defer the gross margin of these transactions (revenues net of costs). Once the accounting criteria for revenue recognition are met, the deferred gross margin will be grossed up, and the applicable revenues and costs would be recognized in the Company's statement of operations.

         If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3022 or Anthony Saur at (212) 318-3172.

                                  Very truly yours,

                                  /s/ Neil Gold

                                  Neil Gold

cc:      Andrew Mew
         Joseph Kempf
         Aviv Boim